EXHIBIT 5.1

                       Marshall Hill Cassas & de Lipkau
                                 -- Lawyers --
                          333 Holcomb Ave., Suite 300
                                 Reno, NV 89502




Kidstoysplus.com, Inc.
2924 Cliffe Avenue
Courtney, British Columbia V9N 2L7
CANADA

     Re:  Kidstoysplus.com, Inc.

Ladies and Gentlemen:

     We are delivering this opinion in connection with the Registration Statement on Form S-8 (the "Registration Statement") of Kidstoysplus.com, Inc., a Nevada corporation (the "Company") to be filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to 3,500,000 shares of its common stock ("Shares") issuable to certain past and present employees, officers, directors and consultants to the Company of which
(i) 2,000,000 Shares are issuable upon the exercise of outstanding options granted pursuant to three consulting agreements outside the Company's 1999 Stock Option Plan (the "Plan"), (ii) 775,000 Shares are issuable upon exercise of outstanding options granted pursuant to the Plan, and (iii) 725,000 Shares that are not yet subject to outstanding options granted under the Plan to participants. The three consulting agreements, as amended (the "3 Consulting Agreements") are between the Company and Brian C. Doutaz, Albert R. Timke and Gerald W. Williams (the "Consultants").

     In connection with the opinions rendered in this letter, we have examined the following documents:

     a. Copy, certified by the Nevada Secretary of State, of the Articles of Incorporation of the Company filed in the office of the Nevada Secretary of State on February 4, 1999;

     b. Certificate of Existence for the Company issued by the Nevada Secretary of State on May 15, 2000;

     c.   Copy of the Registration Statement;

     d.   Copy of the Company's Bylaws;

     e. Copy of the Consent of Shareholders In Lieu of Special Meeting of the Company (a "Consent of Shareholders") dated April 1, 1999 approving the Consulting Agreements with Brian C. Doutaz and Albert R. Timcke;

     f. Copy of the Consent of Shareholders dated May 1, 1999 approving the Consulting Agreement with Gerald Williams;

     g. Copy of the Consent of Directors In Lieu of Special Meeting of the Company (a "Consent of Directors") dated May 19, 1999 approving the Plan;

     h. Copy of the Consent of Directors dated March 21, 2000 approving the grant of stock options pursuant to the plan totaling 350,000 shares at $1.625/share to Timothy J. Anderson and Axel T. Miedbrodt;

     i. Copy of the Consent of Directors dated April 5, 2000 changing the exercise price of the Timothy J. Anderson and Axel T. Miedbrodt options to purchase shares at $1.00/share;

     j. Copy of the Consent of Directors dated June 15, 2000 reiterating its grant and repricing of the options to Timothy J. Anderson and Axel T. Miedbrodt and approving the grant of stock options to Mark McFarland for 200,000 shares at $0.4375/share pursuant to the Plan;



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     k.   Copy of the Consent of  Directors  dated June 14, 2000  ratifying  the three Consulting Agreements with the Consultants and ratifying the First Amended and Restated Consulting Agreement with Brian C. Doutaz;

     l.   Copies of the Consulting Agreements;

     m. Copy of the Consent of Directors dated May 15, 2000 approving the Original Consulting Agreement and the First Amended And Restated Consulting Agreement with Mr. Doutaz;

     n. Copy of the executed First Amended And Restated Consulting Agreement dated as of May 15, 2000 between the Company and Brian C. Doutaz; and

     o. Three Stock Option Agreements dated June 15, 2000 between the Company and Mark McFarland, Axel T. Miedbrodt and Timothy J. Anderson entered into pursuant to the Plan (the "3 Stock Option Agreements").

     In rendering our opinions set forth below, we have assumed the authenticity of all documents submitted to us as originals, the genuineness of all signatures and the conformity to authentic originals of all documents submitted to us as copies. We have also assumed the legal capacity for all purposes relevant hereto of all natural persons and, with respect to all parties to agreements or instruments relevant hereto other than the Company, that such parties had the requisite power and authority (corporate or otherwise) to execute, deliver and perform such agreements or instruments, that such agreements or instruments have been duly authorized by all requisite action (corporate or otherwise), executed and delivered by such parties and that such agreements or instruments are the valid, binding and enforceable obligations of such parties. As to questions of fact material to our opinions, we have relied upon certificates of officers of the Company and the facts stated in the documents listed above. We have also assumed that the Shares will be sold in accordance with the terms and conditions set forth in the 3 Consulting Agreements, the Plan and the 3 Stock Option Agreements, as established by the authorizing resolutions adopted by the Company's Board of Directors in accordance with such resolutions.

     Based on the foregoing and having due regard for such legal questions as we have deemed relevant, we are of the opinion that the Shares have been duly authorized by all requisite corporate action and, upon issuance, delivery and payment pursuant to the terms of the 3 Consulting Agreements, the 3 Stock Option Agreements and the Plan, the Shares will be validly issued, fully paid and non-assessable.

     We hereby consent to the filing of this opinion as an exhibit to the Registration Statement referred to above.


Sincerely,

Marshall Hill Cassas & de Lipkau



/s/  John P. Fowler
-----------------------------
John P. Fowler
JPF/lbe